November 12, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Ronald E. Alper

Re: North Bay Resources Inc. (the “Company”)
PRE 14C
Filed October 31, 2014
File No. 000-54213

Dear Mr. Alper;

Pursuant to our phone conversation on November 10, 2014, we hereby confirm that we will withdraw the registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Staff”) on October 14, 2014, file number 333-199289 (the “Registration Statement”).  Accordingly, we will revise our DEF 14C when filed to delete entirely the disclosure pertaining to the Registration Statement, as it is no longer applicable.

Sincerely,

/s/ Perry Leopold
Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (212) 930-9725
      Gregory Sichenzia, Esq.